

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2022

Kyle Floyd
Chairman and Chief Executive Officer
Vox Royalty Corp.
66 Wellington Street West, Suite 5300
Toronto, Ontario
Canada M5K 1E6

> **Re: Vox Royalty Corp.**
> **Form 40FR12B filed June 27, 2022**
> **File No. 001-41437**

Dear Mr. Floyd:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 40FR12B

General

1. Please provide us with a detailed legal analysis addressing whether your precious metal royalties and purchase agreements could be characterized as securities under the U.S. federal securities laws. In responding to this comment, please address the different operating stages of the underlying projects and the extent to which these agreements fund the development of such projects. In this regard, disclosure indicates that these agreements may involve development stage projects, advanced development stage projects, and operating mines. Please also quantify the number of these agreements that fall into each such operating stage category.

2. Please provide us with a detailed legal analysis regarding the company's status as an investment company under the Investment Company Act of 1940.

We remind you that the company and its management are responsible for the accuracy

Kyle Floyd
Vox Royalty Corp.
July 18, 2022
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Corey Jennings, Special Counsel, at (202) 551-3258 or Michael Coco, Chief, at (202) 551-3253 with any questions.

Sincerely,

Division of Corporation Finance
Office of International Corporate Finance